Exhibit 3.1

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF

BONE BIOLOGICS CORPORATION

On October 20, 2023 the Board of Directors of Bone Biologics Corporation, a Delaware corporation, approved by unanimous written consent to amend the Corporation’s Amended and Restated Bylaws as follows:

1.	Section 2.8 of the Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

“Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of at least one-third of the voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.”